DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
[redacted]@dsm.com

DSM

Heerlen (the Netherlands), 29 June 2006

DSM invests in de-bottlenecking of acrylonitrile plant to increase capacity by 10%

Royal DSM N.V. today announces that it will start a de-bottlenecking project for the acrylonitrile (ACN) plant located on the Chemelot site in Geleen, the Netherlands. The project will lead to a capacity increase of 24,000 tons per year, which means over 10% of the existing capacity of 235,000 tons per year. The investment will be around EUR 15 million. The project will be finalized in 2007. The additional capacity will be available as of Q3, 2007.

"*The capacity increase for acrylonitrile is another step in the context of DSM's new strategy* Vision 2010 – Building on Strengths," comments Jan Zuidam, deputy chairman of DSM's Managing Board. "*It serves two key strategic goals: actively maintain our leading position in this market and improve our production processes via Operational Excellence. This investment is also positive for the Chemelot production site in Geleen, the Netherlands.*"

"*The market for acrylonitrile is developing well,*" says Ad Robeerst, Business Unit Director ACN. "*Overall supply/demand balance is healthy and we are confident that this step will help us to fulfill our customers' growth needs.*"

About DSM Acrylonitrile

DSM Acrylonitrile is a business unit of the DSM Fibre Intermediates business group. The current capacity of the business unit's plant in Geleen, the Netherlands, is 235,000 tons per year. DSM is one of the leading producers of acrylonitrile in Europe. Acrylonitrile is used as a raw material in textile fibers, ABS plastics, latex rubber and water purification products. More information about DSM Acrylonitrile can be found at http://www.dsm.com/en_US/html/dfi/acn.htm

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements